UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934. Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________________.

TABLE OF CONTENTS

Exhibits

99.1	Labopharm to Present Safety Data from U.S. Phase III Trials for Once-Daily Tramadol at Clinical Meeting of American Academy of Pain Management

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: September 8, 2006	By:	/s/ Lynda Covello
	Name:	Ms. Lynda Covello
	Title:	General Counsel and Corporate Secretary

Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE:

Labopharm to Present Safety Data from U.S. Phase III Trials for Once-Daily

Tramadol at Clinical Meeting of American Academy of Pain Management

LAVAL, Quebec, CANADA (September 8th, 2006) – Labopharm Inc. (TSX: DDS, NASDAQ:DDSS) today announced that it will present 12-week safety data from its three U.S. Phase III clinical trials for once-daily tramadol in a poster at the 17th Annual Clinical Meeting of the American Academy of Pain Management (AAPM) to be held September 7 – 9, 2006 in Orlando, Florida.

“The data from these studies further confirms our belief that our once-daily formulation of tramadol will be well positioned in the market as we continue to pursue commercialization globally,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc.

The efficacy and safety of Labopharm’s once-daily formulation of tramadol was evaluated over 12 weeks in three randomized, double-blind, placebo-controlled clinical trials (MDT3-002, MDT3-003 and MDT3-005) in a total of 1763 patients with osteoarthritis of the knee. A total of 1095 patients were randomized to active treatment arms with Labopharm’s once-daily tramadol (dose ranges of 100 to 300 mg) and 668 were randomized to placebo arms. The most frequently reported adverse events (with an incidence of at least 5%, including all dosage levels in all 3 studies) that were possibly related to treatment with Labopharm’s once-daily tramadol were nausea (16%), constipation (13%), dizziness/vertigo (11%), somnolence (7%) and vomiting (5%). More than 90% of these adverse events reported by patients randomized to the active treatment arms were mild or moderate. In comparison with the safety profiles described in the literature pertaining to other tramadol formulations, traditional opioids and NSAIDS, Labopharm’s once daily tramadol provides a safe alternative for the management of pain.

The poster will be available on Labopharm’s web site (www.labopharm.com) on Sunday, September 10, 2006 following conclusion of the Meeting.

At the meeting, Labopharm will also present posters of the results of its long term (6 and 12-month) safety studies on once-daily tramadol, (MDT3-001-E1-A1 and MDT3-004), and the results of its European Phase III clinical trial for once-daily tramadol, MDT3-001E1.

About the American Academy of Pain Management and Its Annual Clinical Meeting

The American Academy of Pain Management is the largest pain organization in the United States, providing credentialing, accreditation of facilities, networking opportunities, continuing education, quality publications and an Annual Clinical Meeting. The goal of the Academy is to bring together the many professionals who work with individuals in pain and to assist in the creation of quality services for those individuals. The Academy’s Annual Clinical Meeting offers specialized educational opportunities in the field of multidisciplinary pain management through the highest quality scientific and clinical information. Every year the Academy provides state of the art presentations by clinical experts in the field of pain management. The latest in treatment modalities are covered including: pharmacological management of pain, behavioral therapies, psychosocial and quality of life issues, along with current research related to pain management from both Eastern and Western medical traditions.

About Labopharm Inc.

Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) is an international, specialty pharmaceutical company focused on the development of drugs incorporating the Company’s proprietary advanced controlled-release technologies. Labopharm’s lead in-house product, a once-daily formulation of the analgesic tramadol, has received regulatory approval in 22 European countries and Mexico and commercial launch of the product by licensed distributors across Europe is underway. In the U.S., the Company’s NDA for once-daily tramadol is under review at the FDA and the Company has secured a licensing and distribution agreement with Purdue Pharma. The Company’s pipeline includes a combination of in-house and partnered programs with products both in clinical trials and in preclinical development. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Corporation’s current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the successful and timely completion of clinical studies, the uncertainties related to the regulatory process and the commercialization of the drug thereafter. Investors should consult the Corporation’s ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Corporation disclaims any obligation to update these forward-looking statements.

At Labopharm Inc.	At The Equicom Group

Warren Whitehead Chief Financial Officer Tel: (450) 686-1017 ir@labopharm.com	Jason Hogan Investor and Media Relations Tel: (416) 815-0700 jhogan@equicomgroup.com French Enquiries: Eric Bouchard 514-844-7997 ebouchard@equicomgroup.com